Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine months ended
	2005	2006	2007	2008	2009	September 30, 2010
	(dollars in thousands)
Earnings
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$22,233	$(1,080)	$45,689	$38,632	$21,841	$17,035
Fixed charges	23,867	25,236	26,365	27,478	31,425	26,497

Earnings, as adjusted	$46,100	$24,156	$72,054	$66,110	$53,266	$43,532

Fixed Charges
Interest expensed and capitalized	$19,528	$16,276	$15,261	$14,630	$15,144	$11,785
Amortized premiums, discounts and capitalized expenses related to indebtedness	920	967	860	885	893	602
Estimate of the interest within rental expense	3,419	7,993	10,244	11,963	15,388	14,110

Fixed charges	$23,867	$25,236	$26,365	$27,478	$31,425	$26,497

Ratio of earnings to fixed charges	1.9x	1.0x	2.7x	2.4x	1.7x	1.6x